Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

K-9 Power Products, Inc.
100 S Ashley Drive, Suite 1130
Tampa, FL 33602
https://www.k9power.com/

Up to $1,069,996.00 in Common Stock at $7.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: K-9 Power Products, Inc.
Address: 100 S Ashley Drive, Suite 1130, Tampa, FL 33602
State of Incorporation: DE
Date Incorporated: June 10, 2021

Terms:

Equity

Offering Minimum: $9,997.50 | 1,290 shares of Common Stock
Offering Maximum: $1,069,996.00 | 138,064 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.75
Minimum Investment Amount (per investor): $193.75

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Time-Based

Friends & Family: Invest in the first 48 hours of offering and receive 20% Bonus Shares.

Super Early Bird: Invest on days 3 thru 7 of offering and receive 15% Bonus Shares.

Early Bird: Invest on days 8 thru 14 of offering and receive 12% Bonus Shares.

<u>Amount-Based</u>

Tier 1 $200+: $20 Product Gift Card

Tier 2 $500+: 15% off Website Purchase

Tier 3 $1,000+: 20% off Website Purchase

Tier 4 $2,500+: 20% off Website Purchase For Life

Tier 5 $5,000+: 20% off Website Purchase For Life + 5% Bonus Shares

Tier 6 $10,000+: 20% off Website Purchase For Life + 10% Bonus Shares

**All perks occur when the offering is complete.*

<u>The 10% StartEngine Owners' Bonus</u>

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $775. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

K-9 Power Products, Inc. has been manufacturing proprietary high quality dog supplements for over 20 years. The Company manufactures it products in its own USDA, FDA, cGMP, and FSMA compliant facility in Benicia, California. K-9 Power products are designed for all life stages (puppies, adult and senior dogs) as well as symptom specific issues such as skin and coat and joint health. The Company's products are used by the most accomplished working and competition dogs as well every day pet owners. Our products are sold direct to consumers on our website, as well as on Amazon. We also sell in select stores, mostly independent pet supply stores.

K-9 Power Products was initially organized as a Florida limited liability company on Jan. 15, 1999 and converted to a Delaware corporation on Jun. 10, 2021. K-9 Power Products, LLC, which is now K-9 Power Products, Inc., is wholly owned by Seamus Holdings, LLC.

Competitors and Industry

The dog supplement market is very fragmented. There is no comprehensive brand with a dominant market share. Cosequin is a very popular brand with vets but is limited to joint issues. Zesty Paws and Pet Honesty are two other popular brands, but there are a lot of small players in the industry. When compared to others in the industry, K-9 Power excels on the active ingredients panels.

The global pet supplements market size was valued at USD 637.6 million in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 6.4% from 2020 to 2027. Dog supplements accounted for the largest share of 42.04% in 2019. (Source: Grand View Research)

Current Stage and Roadmap

K-9 Power is at a very important inflection point. After years of developing a very strong reputation with loyal customers and growing very slowly by only word of mouth, we recently have begun an active marketing campaign. That has resulted in significant sales growth of over 30% last year and a run rate of over 35% this year. This capital raise will allow us to execute on two major initiatives. The first is to significantly ramp up our production by purchasing larger quantities of raw materials. This will improve our inventory management, customer order fulfillment and production efficiency. The other major initiative will be to ramp up spending on marketing as we continue to improve our customer acquisition cost.

Our main goals over the next two months is really more of the same. We want to continue to generate new retail cusomer business while adding customers to our wholesale platform and our international partnerships. We are always evaluating new products but dont have a time frame for the next one.

K9 Power has a complete suite of products. Some, we have been producing for over 20 years. The newest, Total K9, was added to the line about three years ago. We are currently evaluating adding a CBD product to our lineup as a stress reducing supplement. We are also constantly reviewing existing formulas to see if there are ways we can materially improve them. If changes are made, it will likely be 4Q 2021 or 1Q 2022. We have recently engaged a consulting firm to help us manage and optimize our relationship with Amazon. We have just enagaged a video production company to create marketing material.

The Team

Officers and Directors

Name: Gerard Coughlin

Gerard Coughlin's current primary role is with Oakpoint Capital. Gerard Coughlin currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Secretary, and Director
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Overall management of corporate operations and resources, making major decisions. Appointing key personnel, management, and supervision of key roles. Mr. Coughlin currently does not take a salary but holds equity through Seamus Holdings, LLC.

Other business experience in the past three years:

- **Employer:** Oakpoint Capital
  Title: Managing Partner
  Dates of Service: July 01, 2009 - Present
  Responsibilities: Portfolio management, business operations.

Name: Sherry Hewes

Sherry Hewes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Responsible for all finance and administration for the company. Salaried at $85,000 annually.

Other business experience in the past three years:

- **Employer:** KeyView Labs, Inc.
  Title: Chief Financial Officer
  Dates of Service: April 01, 2017 - August 01, 2020
  Responsibilities: Finance and Accounting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing dog supplements. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on K-9 Power Products, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on K-9 Power Products, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Seamus Holdings (Gerard Coughlin is the only person who holds 20%+.)	2,073,547	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 138,064 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 1,935,483 outstanding.

Voting Rights

Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,209,354.00
  Number of Securities Sold: 1,935,372
  Use of proceeds: Gerard Coughlin, CEO of K-9 Power Products Inc, has invested a total of $1,209,354 in equity. This money was used to purchase all the intellectual rights of current K9 Power formulas and trademarks as well as physical assets that include production equipment. It also includes capital used to develop our production and distribution capability as well as early stage marketing.
  Date: November 05, 2015
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,283,192, $197,844 up compared to fiscal year 2019 revenue of $1,085,348. This increase was primarily driven by more focus on the development of direct-to-consumer sales, which result in higher margins and increased economies of scale. With less marketing expense prior to 2020, we have demonstrated that increasing marketing activities yield conclusive results in new customer acquisition. Our subscription model provides a vehicle to increase customer retention and yield repeat business.

Cost of Sales

Cost of sales in 2020 was $852,366, an increase of $97,784, from costs of $754,582 in fiscal year 2019. However, cost of sales as a percentage of revenue remained about the same - 69.5% in 2019 compared to 66.4% in 2020.

Gross Margins

2020 gross profit increased by $100,059 over 2019 gross profit, and gross margins as percentage of revenues increased from 30.4% in 2019 to 33.5% in 2020. This improved performance was caused by an increase in higher-margin direct-to-consumer sales as evidenced by growth in sales on Amazon from $149,086 in 2019 to $451,921 in 2020.

Expenses

The Company's expenses consist of, among other things, marketing, payroll, and other general and administrative expenses. Total operating expenses increased by $384,916 from 2019 to 2020. Of this increase, $236,636 was due to increased spend on marketing activities, and $103,601 is attributed to compensation. The Company added (3) full-time employees and a full-time sales representative to develop and increase our presence with retailers, wholesalers, and distributors, along with a customer service agent and a production manager dedicated to facility and supply chain improvements.

Historical results and cash flows:

Our plans to expand marketing efforts come with the expectation of increased revenue, both direct to consumer and via retailers, wholesalers and distributors. We have reduced the new customer acquisiton costs and show a significant portion of retained customers after the initial expense. With increased sales, we expect to capture savings on raw materials, packaging and shipping.

We believe that historical results and cash flows are not along the lines of what investors should expect in the future. As we realize supply chain savings and reap the benefits of newly acquired customers' repeat business, we anticipate future results to be positively influenced.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $83,949 outstanding to United Capital, which was transferred to Small Business Financial Solutions. This loan has 28 months remaining to pay off.

In addition, there is an SBA loan with a balance of $141,392 with approximately 48 months remaining, an EIDL loan of $104,000 payable over 30 years, and investor loans of approximately $1,142,822.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds of this campaign are needed to increase our marketing efforts and expand our customer base as well as provide infrastructure improvements to maximize our production capabilities and enable us to improve Cost of Goods Sold by purchasing of raw materials in larger quantities for reduced pricing from suppliers.

We believe the funds of this campaign are critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company.

Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum is raised, we will continue operations indefinitely.

We anticipate using miminal campaign funds over the subsequent 3 months.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will continue to operate indefinitely if the maximum is raised.

We anticipate using campaign funds over the subsequent 30 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is interested in an SBA 504 loan, which would enable us to purchase our own production facility as opposed to leasing space as we do at present.

Indebtedness

- **Creditor:** U.S. Small Business Administration (EIDL Loan)
  Amount Owed: $104,000.00
  Interest Rate: 3.75%

Maturity Date: June 23, 2050

- **Creditor:** Valley Bank (SBA Loan)
  Amount Owed: $141,392.19
  Interest Rate: 5.25%
  Maturity Date: January 18, 2025

- **Creditor:** John Adair
  Amount Owed: $120,180.47
  Interest Rate: 0.0%
  Maturity Date: July 31, 2023
  This loan has increased since Dec. 31, 2020, and the amount owed reflects the balance as of today.

- **Creditor:** Small Business Financial Solutions
  Amount Owed: $83,949.34
  Interest Rate: 15.0%
  Maturity Date: January 04, 2022
  The Company entered into this loan on Jan. 15, 2021.

- **Creditor:** Gerard Coughlin
  Amount Owed: $1,022,641.51
  Interest Rate: 1.0%
  Maturity Date: August 31, 2031
  As of Dec. 31, 2020, the amount owed to Gerard Coughlin was $922,641. As of Jun. 4, 2021, the balance became $1,022,641.51.

Related Party Transactions

- **Name of Entity:** Gerard Coughlin
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Gerard is the majority owner and CEO
  Material Terms: Gerard has loaned $1,022,641.51 to the company at an interest rate of 1% for a term of ten years.

Valuation

Pre-Money Valuation: $14,999,993.25

Valuation Details:

K-9 Power Products, Inc. ("K9 Power") set its pre-money valuation based on an analysis of multiple factors:

The Company believes it is well positioned in a industry that has a great secular growth story, dog supplements. K9 Power has already established itself with everyday dog owners as well as the most discerning breeders, trainers, and handlers. K9 Power has established its credibility in the industry by being in business for over 20 years and growing its reputation with customers as evidenced by excellent customer reviews (Amazon ratings for Show Stopper, Joint Strong, and Puppy Gold rated 4.5, 4.5 and 4.7 respectively). The Company generated $1,283,192 in gross revenue in 2020 and $723,808 in gross revenue in the first 5 months of 2021.

The Company also considered the fact that the global pet supplements market size was valued at USD 637.6 million in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 6.4% from 2020 to 2027, with dog supplements accounting for the largest share of 42.04% in 2019. (Source: Grand View Research)

The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  50.0%
  We have a great opportunity to buy our raw ingredients in bulk, which will not only lower our direct costs but also make us more operationally efficient.

- *Marketing*
  35.0%
  We have made significant progress in the last 12 months in understanding how to be effective in social media. We will continue to invest in this area in a cost effective way.

- *Working Capital*
  11.5%
  We will continue to procure equipment that makes our manufacturing process more efficient.

If we raise the over allotment amount of $1,069,996.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  50.0%

We would like to build significant inventory, so that we are able to fill retail and wholesale orders more efficiently.

- *Marketing*
  35.0%
  We have begun a robust marketing initiative that includes building content that we distribute on email, Instagram and Facebook. We have also begun to spend money on SEO. If we are successful at the higher end of our capital raise, we will use the proceeds the same way, with more impact.

- *Working Capital*
  11.5%
  There is always an opportunity to improve and develop our production lines. We make all of our own product, we do not outsource it, and need to invest periodically in our line.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.k9power.com/ (https://www.k9power.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/k9-power

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR K-9 Power Products, Inc.

[See attached]

K-9 POWER PRODUCTS, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 19, 2021

To: Board of Directors, K-9 POWER PRODUCTS, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of K-9 POWER PRODUCTS, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

K-9 POWER PRODUCTS, LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	37,323	$	29,041
Accounts receivable		114,742		101,977
Inventory		345,960		357,201
Other current assets		29,836		31,150
Total current assets		527,861		519,369
Fixed assets, net		77,126		69,075
Intangible assets, net		331,759		331,759
Total Assets	$	936,745	$	920,203
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	102,875	$	67,779
PPP loan payable		59,130		0
Other current liabilities		52,863		52,897
Total Current Liabilities		214,868		120,677
Long-term loans		266,019		199,946
Long-term liabilities, related party		922,641		694,232
Total Liabilities		1,403,528		1,014,855
MEMBERS' CAPITAL				
Membership capital		(466,783)		(94,652)
Total Liabilities and Shareholders' Equity	$	936,745	$	920,203

K-9 POWER PRODUCTS, LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 1,283,192	$ 1,085,348
Cost of goods sold	852,366	754,582
Gross profit	430,825	330,766
Operating expenses		
Marketing	286,635	49,999
Payroll	240,635	137,034
Other general and administrative	254,361	209,682
Total operating expenses	781,631	396,715
Net Operating Income (Loss)	(350,806)	(65,949)
Other income (expense)	40,763	(16,174)
Depreciation (expense)	(17,067)	(12,738)
Interest (expense)	(45,021)	(77,462)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (372,131)	$ (172,323)

K-9 POWER PRODUCTS, LLC
STATEMENT OF CHANGES TO MEMBERS' CAPITAL
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Members' Capital
Balance as of January 1, 2019	**$ (176,830)**
Capital contributions, net of distributions	254,500
Net Income (Loss)	(172,323)
Balance as of December 31, 2019	**$ (94,652)**
Issuance of securities	1,102,965
Net Income (Loss)	(372,131)
Balance as of December 31, 2020	**$ (466,783)**

K-9 POWER PRODUCTS, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (372,131)	$ (172,323)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back: depreciation	17,067	12,738
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(12,765)	(40,577)
(Increase) Decrease in inventory	11,241	(19,578)
(Increase) Decrease in other current assets	1,314	(376)
Increase (Decrease) in accounts and credit cards payable	35,096	12,849
Increase (Decrease) in other current liabilities	(34)	(18,116)
Net cash used in operating activities	(320,212)	(225,383)
Investing Activities		
Purchase of fixed assets	(25,118)	(35,172)
Net cash used in operating activities	(25,118)	(35,172)
Financing Activities		
Members' investments	0	254,500
Proceeds from issuing new loans	353,252	15,986
Net change in cash from financing activities	353,252	270,486
Net change in cash and cash equivalents	7,922	9,931
Cash and cash equivalents at beginning of period	29,401	19,109
Cash and cash equivalents at end of period	$ 37,323	$ 29,041

K-9 POWER PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

K-9 POWER PRODUCTS, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on June 10, 2021. The Company was originally formed as K-9 Power Products, LLC under the laws of Delaware on April 10, 2017 before converting to a corporation in Delaware. The Company manufactures and sells high-quality nutritional supplements for dogs.

Since inception, the Company has relied on raising capital from members, issue loans and revenue from sales to fund its operations. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $37,323 and $29,041 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $77,126 and $69,075 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its tangible products to end customers. The Company records the revenue as the products are delivered to customers.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The

Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND SAFE INSTRUMENTS

As part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act, the Company received a Paycheck Protection Program ("PPP") loan through the Small Business Administration (SBA) for $59,130. Under the provisions of the loan agreement the loan may be subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. The Company received notification on April 2, 2021 that their PPP loan had been forgiven.

In response to the Coronavirus (COVID-19) pandemic, the US Small Business Association offered small business owners Economic Injury Disaster Loans (EIDL). EIDL loans were designed to provide economic relief to businesses that were experiencing a temporary loss of revenue due to the impacts of COVID-19. EIDL loan proceeds can be used to cover a wide array of working capital and normal operating expenses. The Company received a $104,000 EIDL loan. Loan amounts, including accrued interest at 3.75% and principal payments, will be repaid monthly after a twelve month payment deferral over the following twenty nine years.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company converted from a limited liability company into a corporation in 2021. The membership interests were converted into common shares.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has received loans totaling $922,641 and $694,232 as of December 31, 2020 and 2019, respectively. These loans do not have a fixed maturity nor bear interest.

Because these transactions are between related parties, it cannot be assured that the terms of the transactions could be found in third-party contexts.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through July 19, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

K-9 Power Products

We Know Your Dog Is Family


K9POWER
WE SPEAK DOG

Website | Tampa, FL | CONSUMER PRODUCTS

$0.00 raised

1 Investor	**$15M** Valuation
$7.75 Price per Share	**$193.75** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

K9 Power has been making high quality, human-grade dog supplements for over 25 years. We have very loyal customers that include everyday pet owners and the most accomplished trainers, breeders and competitors.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Global pet supplement sales skyrocketed 21% in 2020 to nearly $800 million. Dogs make up 42% of that market with 44% of American households having at least one dog. 98% of dog owners consider their dog to be a family member.
- Their supplements are made with the high quality ingredients and have high efficacy and bioavailability, and they are USDA, FDA, cGMP, and FSMA compliant with the strict ingredient requirements of the National Animal Supplement Council
- Approximately $1.3 million in 2020 sales with approximately 10,000 new retail customers added

OVERVIEW

High quality supplements for higher quality of life

K9 Power makes expert approved, high-quality supplements to help your dog live a healthier, fuller life. Our mission started when one of our founders, John, whose passion for training police dogs led him to canine nutrition and the competitive working dog world. Daily supplements not only helped John's competition dog to quickly recover from a shoulder injury, but they made him stronger and healthier to the point that he became a champion in the New England Championships and 6th overall in the US.


Human-Grade Nutrition For Man's Best Friend

It's this passion that pushed us to develop human-grade formulas with whole foods and ingredients that are scientifically proven to improve your pup's quality of life. We make a variety of supplements that will improve your dog's skin and coat, digestive health, joints, and overall health, regardless of age.

THE POWER OF OUR BLENDS



Next-Level Nutrition



Increased Digestion



Real Ingredients

THE PROBLEM

Most dog foods lack nutritional value

Much like humans, dogs need to have a well-rounded, nutritious diet. Also like humans, a staggering amount of food options for dogs are over-processed and lack proper nutritional value. Unlike humans, however, the dog food industry is not well regulated and "natural" and "premium" brands can often be misleading. (Source)



You know this isn't a nutritious option for you to eat....



But did you know that this could be just as unhealthy for your dog?

This lack of quality makes it more difficult for your dog to digest their food to absorb the vitamins and minerals that are in the standard kibble (Source). Even if food has the same nutritional value as a supplement, the food's processing almost always decreases bioavailability (how easily your dog absorbs nutrients.)

There are serious repercussions of your dog not getting proper nutrition. Malnutrition is a serious threat to your dog's quality of life. It can lead to depression, skin disorders, kidney disease, joint pain, and it can even lead to death if not addressed soon enough (Source). The true tragedy of malnutrition is that it should be an entirely avoidable problem altogether.


Malnutrition Can Cause:
Depression
Skin Disorders
Kidney Disease
Joint Pain
Death

THE SOLUTION

Safe, trusted supplements for dogs

K9 Power manufactures the highest quality life-stage and symptom specific supplements for your canine companion. Our products use pure ingredients from premier human-grade suppliers that meet all good manufacturing practices. We formulated our supplements to better the lives of all dogs no matter their age, size, or breed.

Operating our own 14,000 square foot production facility allows us to control the manufacturing process from start to finish. This enables us to maintain the strictest quality control practices and ensure a superior product for our dogs and yours.


No matter their age, we've developed food blends that puts their health & nutrition first.

WHAT WE'RE MADE OF



USDA Inspected Chicken



Curcumin/Tumeric Extract



Agave



Blueberry

PUPPY AND MOTHER FORMULA


K9POWER
PUPPY
GOLD

Our Puppy Gold formula duplicates the nutritional value of canines mothers milk promoting immunity, stronger joints and overall development. This product is great for both puppies and mama, as lactating dogs need additional protein and fat.

TOTAL K9


K9POWER
TOTAL K9

The name says it all. From your dog's heart, brain, eyes, joints, and digestion, down to their skin & coat, this blend has all the basics covered and then some.

YOUNG AT HEART


K9POWER
YOUNG AT
HEART

Young At Heart combats muscle loss, increases metabolic rate, and improves joint, mental and eye health to help your pup age gracefully and painlessly.

JOINT STRONG


K9POWER
JOINT
STRONG

Joint Strong eases joint inflammation, fights off free radicals, increases joint flexibility, and helps build cartilage to keep your dog moving without pain.

SUPER FUEL


K9POWER
SUPER
FUEL

This supplement, designed for working, competition and high activity dogs, aids in recovery, reduces chances of overuse injury, supports muscle growth, and burns fat while boosting the immune system.

GO DOG


K9POWER
GO DOG

Go Dog contains electrolytes to provide energy for any activity and aids in recovery to keep your dog in tip top shape!

DIGEST FORTE


K9POWER
DIGEST
FORTE

Digest Forte enhances your dog's digestive system with a proprietary blend of probiotics and enzymes to promote healthy digestion.

THE MARKET

A pandemic-proof business model

It's easy to boast about our products' superior quality, but sales numbers show that K9 Power isn't all bark. According to market research firm, Packaged Facts, the pandemic fueled the pet supplement market to $800 million. (Source) Our first consistent marketing campaign took place in 2020, and it yielded great results. We added 3,800 new clients in the last 12 months with a significant number being subscribers. 2020 gross revenue was $1.28 million with an increase in revenue by $222,704 in the last six months. We also added 10,000 retail customers in 2020 alone. Our 2020 revenue was up approximately 20% vs 2019. The first six months of 2020 show revenue increases of 59% over the first six month period of 2019.


By 2025, the Pet Care Market is set to reach
$202.6 Billion

source: grandviewresearch

Simply put, our supplements are a cut above the rest. All K9 Power supplements are USDA, FDA, cGMP, and FSMA compliant, and we also adhere to the strict ingredient requirements of the National Animal Supplement Council. We work with various accomplished experts in dog nutrition who review all of our supplement formulas to ensure that every ingredient provides optimal nutrition for your pet. Our supplements are as safe for human owners to use as they are for dogs. Our supplements are made in powder form which increases bioavailability and allows for easier introduction for picky eaters.


FDA APPROVED
cGMP CERTIFIED
USDA APPROVED
VETERINARIAN APPROVED

We focus on DTC sales through our website, Amazon, and Chewy. Specifically, our website offers a subscription program where consumers can receive a monthly subscription package at a 15% discount.

In addition to DTC sales, we partner with numerous independent pet retailers across the U.S and across the globe. K9 Power is sold in Australia, Lithuania, Canada, South and Central America and Canada.

We manufacture all of our products ourselves. K9 Power believes using a contract manufacturer leaves room for error. With our own 14,000 square foot production facility, we have the assurance that all production processes are performed at our exceptional standard of excellence. This business model establishes a level of transparency which is far from common in the dog supplement market, so you know that your dog is getting a real product with real health benefits.

SALES BY CHANNEL


Wholesale
Amazon
17%
31%
Chewy
18%
8%
26%
International
K9Power.com

OUR TRACTION

Results that speak for themselves

In the last 12 months we have seen significant growth as a result of our first concerted marketing campaign.


MODERN LIVING
MODERN LIVING
K9 POWER®
www.k9power.com

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

A major point of pride for us at K9 Power is stellar customer satisfaction. Our website and Amazon.com has scores of glowing reviews from happy dog owners who give their pups our supplements. We also have testimonials from rescue shelters that use our products to rehabilitate neglected dogs, as well as prominent breeders and trainers whose dogs have won competitions.

WHY INVEST

They aren't dogs; they're family

We started K9 Power with a simple mission: make the highest quality supplements to give your dog the highest quality life. From training police dogs to becoming the gold standard in dog supplements, we've always prioritized making dogs healthier. We spent years developing our products with veterinarians and health experts to make the best dog supplements possible, and our stellar sales numbers reflect that quality. Now, it's time to get our product to even more dogs around the world. Meeting the highest quality standards has always been the hallmark of K9 Power and we will never change this mindset. Invest in your dog's health.


Invest in your
dog's health.
K9POWER
PUPPY
GOLD
K9POWER
DIGEST
FORTE

Meet Our Team



Gerard Coughlin

Chief Executive Officer, Secretary, and Director

Gerry Coughlin is the CEO and principal owner of K9 Power Products, Inc. where he is responsible for the firm's strategic direction. Gerry and his partners purchased K9 Power in 2015 after working closely with the brand as its largest distributor and seeing firsthand the product line's effectiveness and customer satisfaction. Gerry is also founder and Managing Partner of Oakpoint Advisors, a financial services firm focused on alternative assets and direct investments. Gerry has previously held the role of Co-President of Vinik Asset Management, a U.S. based equity long/short fund, both in Boston, MA and in Tampa, FL. He spent the first 20 years of his career at Morgan Stanley where he was a Managing Director in the Institutional Equity Division in NY and Asia. He holds a BS in Finance from Northeastern University and is FINRA registered series 7, 9, 10, 63, 79 and 24. Gerry is an Executive Board Member of Metropolitan Ministries, a non-profit working with homeless and at-risk children and families in the greater Tampa Bay region.

Gerry's primary occupation is being the Managing Partner of Oakpoint Capital. He works 20 hours per week for K-9 Power Products, Inc.



Sherry Hewes

Chief Financial Officer

Sherry is a financial leader with a robust career managing complex financial operations for large operations to fuel growth and meet objectives. With the ability to leverage her expertise to analyze data, evaluate processes and identify growth opportunities while delivering quality reporting on financial metrics, Sherry helps maximize growth while focusing on building, cultivating, and energizing the company's future.

Offering Summary

Company : K-9 Power Products, Inc.

Corporate Address : 100 S Ashley Drive, Suite 1130, Tampa, FL 33602

Offering Minimum : $9,997.50

Offering Maximum : $1,069,996.00

Minimum Investment Amount (per investor) : $193.75

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,290

Maximum Number of Shares Offered : 138,064

Price per Share : $7.75

Pre-Money Valuation : $14,999,993.25

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Time-Based

Friends & Family: Invest in the first 48 hours of offering and receive 20% Bonus Shares.

Super Early Bird: Invest on days 3 thru 7 of offering and receive 15% Bonus Shares.

Early Bird: Invest on days 8 thru 14 of offering and receive 12% Bonus Shares.

Amount-Based

Tier 1 $200+: $20 Product Gift Card

Tier 2 $500+: 15% off Website Purchase

Tier 3 $1,000+: 20% off Website Purchase

Tier 4 $2,500+: 20% off Website Purchase For Life

Tier 5 $5,000+: 20% off Website Purchase For Life + 5% Bonus Shares

Tier 6 $10,000+: 20% off Website Purchase For Life + 10% Bonus Shares

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $775. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"Our Traction" Section Video

KI: Welcome to Modern Living. I'm Kathy Ireland. Man's best friend has become a mainstay for many families, and dogs across the United States are no longer just pets but members of the family. CEO Gerry Coughlin is here to discuss a nutritional supplement line that fosters health, happiness, and longevity for dogs of all sizes, ages, and breeds.

Welcome Gerry.

Gerry: Thank you. Thank you for having me.

KI: Now Gerry, could you please discuss some of the important trends in the pet industry, and how they impact the dog supplement business?

Gerry: Yeah, sure. Well, I think the first one is what you just mentioned. Pets have elevated from a pet to a member of the family. That's happened everywhere, and that's manifested itself not only in how they're treated, but you know, the actual amount of them. So demographically, you know, there's upwards of 80 million dogs in the United States alone. As much as 45% of households have a dog, which is an enormous number obviously, so those trends are very, very much in favor. The final one I think is probably most relevant for us as a supplement company is there's a growing awareness of nutrition generally. People for their own health, people themselves, but an awareness to help with their pets as well, and that plays right into what we're doing, so we're hoping to capitalize on that.

KI: And Gerry what are the top sellers of the K9 power nutritional supplements?

Gerry: Sure, the two biggest sellers are not surprisingly aligned with probably two biggest common ailments in dogs. One is show stopper, which is a skin and coat product, very common, and the second is a product called K9 Power Joint Strong, which as the name would suggest is a supplement that's designed to help ease many of the common problems associated with joint issues.

KI: Can you elaborate on Joint Strong?

Gerry: Yeah, sure. Joint Strong, probably of all the products that we produce, it's one that's maybe the most obvious to see the impact. Our product does two things - the first thing we want to do is make sure we address the inflammation, so we focus on that, and we make sure that there's not only the best ingredients that are addressing the information and the actives, but there's enough of them that they could be effective.

Customer Testimonial #1: I have a dog named Ellie, and she's 13 years old, and last summer, she was in a really bad place. She was having a hard time moving upstairs, she had a hard time getting it out of her crate, and she was laying around most of the day, and we were really sad because she just wasn't herself. So, I gave Ellie the Joint Strong and I have to tell you that in a week or so she was a different dog. There was just a real difference, and I have to say that join strong really helped Ellie.

Customer Testimonial #2: I've been training dogs pretty much my whole life, at the age of 19, I became a K9 officer. From there, became an instructor for law enforcement canine, and their our business emerged, Canine Extreme, and what I like about the Puppy Gold is that it is actually working at the beginning development stages for the puppy. You know, there's a lot of products for when the dog is older, when they've got arthritis is when, when there's problems. I want something that doesn't create those problems in the future, so the better I do to make this puppy healthy now, the less problems I'll have later. At Canine Extreme, we have such a wide range of dogs everything from law enforcement to service dogs to competition dogs, breeding dogs to family dogs, and one of the reasons that we chose to start working with K9 Power is because they have such a wide variety of product that really targets the individual dog, and the individual dogs needs.

Customer Testimonial #3: We started using the K9 Power Joint Strong about three months ago, and within probably about two weeks of using it, we began to notice a significant difference in their level of activity and their overall quality of life.

Customer Testimonial #4: So, we took Bo from a bad situation in Northwest Florida. He had no fur on his chest, and he was missing patches from his back. He couldn't sleep. He was so scratchy and itchy, very uncomfortable, crying all the time. He was so swollen you couldn't even see his little pupils in his eyes, and his feet were so swollen he had severe mange, but Show Stopper, we put it on his food every day. And he loves it, he would eat it right out of your hand if he could but, it made his coat grow in beautiful and healthy, and he just went from a naked skinny dog to a beautiful full coated dog.

Customer Testimonial #5: I've been doing animal therapy and training for over 30 years. A couple of products we use from K9 Power is Joint Strong and Go Dog phenomenal products. Max has what's known as hip dysplasia. He also is bad arthritis. Gerry suggested his product, and it worked wonders. He's acting more like a puppy and less like an old man.

KI: Gerry, K9 Power is a family owned and operated business how is that impacted the way that you operate business?

Gerry: Sure. Well family owned is family centered. Families have their own set of dynamics as you know, but I think the first thing that was critical to us is that we know each other very well, we're all dog lovers right, so this was a business about trying to help dogs with a mission to do just that, and we know that everybody that's part of this. This is fully on board with that mission, and they have been their whole lives, and we know that 'cause we've known them our whole lives. The second thing I think is probably more relevant from a business perspective is being family owned, we don't have any outside stakeholders. We don't have anybody else that influences our decisions. We're going to continue to do what we've always done. We're going to spend whatever it takes to make a really high quality product because I don't have to produce margins for an outside shareholder. It's just us, and that that's probably been the most important aspect of being independently owned or family owned.

At this manufacturing facility, we produce a total of 10 products. In those ten products, there's 24 different packaging configurations or SKUs. Our primary focus from inception has always been to use the highest possible ingredients that we can. All of our products really have been tailored for one thing, and that is any dog, big or small, young or old, we want to help them lead a happier, healthier life.

The mission of K9 Power is to create products that caters to very specific needs of dogs, and so, we want to make a product that is good for any dog, big or small, young or old, and my mission is to make sure that we get that message out there to the people we educate them last to what the benefits of pet supplements are.

KI: Well Jerry, it certainly appears that K9 Power is creating some of the most effective products in the marketplace. Congratulations and thank you for joining us.

Gerry: Thank you.

KI: For Modern Living, I'm Kathy Ireland. Thank you for watching.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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